November 30, 2011
BY EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Martin James
Senior Assistant Accountant
Re:    Spire Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-12742

Dear Mr. James:
This letter is submitted on behalf of Spire Corporation (the “Company” or “Spire”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) with respect to the Company's Form 10-K for the fiscal year ended December 31, 2010, filed on March 15, 2011 (the “Form 10-K”), as set forth in a letter dated November 15, 2011 to Robert Lieberman (the “Comment Letter”).
For reference purposes, the text of the relevant portions of the Comment Letter have been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.
Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page 39

Comment No. 1

Further to your response to prior comment 2, please tell us the amount of revenue recognized in each period presented and for the nine months ended September 30, 2011 under shipping terms with EX-Works Factory and CIP, respectively, where you recorded the revenue based these terms.

Response to Comment No. 1

The Company negotiates and finalizes all terms with respect to shipping and transfer of title prior to contract execution and commencement of any work on the contract. The Company recognizes revenue in accordance with its previously disclosed revenue recognition policies on an individual contract by

Securities and Exchange Commission
November 30, 2011

contract basis including a review and validation of the specific terms of each contract. The Company does not, however, aggregate revenue by shipping terms and its systems do not have the capability to readily provide such information. Accordingly, in order for the Company to provide the Staff with an analysis of revenue recognized for fiscal 2009 and fiscal 2010 and for the nine months ended September 30, 2011 under shipping terms Ex-Works Factory and CIP, the Company would have to conduct an in-depth review of each individual contract over the past eleven quarters. This would place a substantial strain on the Company's finance personnel and would ultimately require the Company to secure additional resources. Accordingly, the Company respectfully requests a follow-up conversation to give the Staff a better understanding of our shipping terms.

Comment No. 2

We note your response to prior comment 2 which includes the phrase “... and costs transfer from the seller to the buyer when…” Please describe to us the “costs” to which you are referring. Explain why the transfer of costs to the buyer is separate from the transfer of risk.

Response to Comment No. 2

The "costs" for which we are referring to in our response to prior comment 2 are freight and insurance costs related to delivering the goods to the customer. Under both Ex-Works and FOB, risk and costs transfer concurrently. Under CIP, risk and costs transfer separately, as described below.

Ex-Works - Under Ex-Works, the customer is responsible for freight and insurance costs when they pick up the goods from Spire's location, which is also when the risks and ownership transfer to the customer.
FOB - Under FOB, or Free on Board, Spire is responsible for freight costs related to getting the goods to the vessel. Once the goods are on board the vessel, the risks and ownership transfer to the customer and the customer is responsible for freight costs from the port to the customer's facility.
CIP - Under CIP, or Carriage and Insurance Paid, Spire is responsible for freight and insurance costs to the place of destination, generally the customer's facility. Based on International Commercial Terms, the transfer of costs to the buyer is separate from the transfer of risk when CIP shipping term is included in the contract. The customer agrees to take title and assume the risk of ownership once the goods have been delivered to the carrier, while Spire continues to be responsible for paying for freight and insurance costs on the goods to the place of destination. Although insurance costs are paid by Spire, the customer is the named beneficiary should the goods be damaged during transit.
Comment No. 3

Please clearly explain to us when title passes under your agreements with terms of EX-Works Factory and CIP. Tell us whether each sales contract describes the method of shipment and the method by which you are required to inform the buyer that the goods are available at your premises for EX-Works Factory deliveries. Provide us a sample of relevant clauses from your contracts for an EX-Works Factory as well as a CIP delivery contract.

Securities and Exchange Commission
November 30, 2011

Response to Comment No. 3

Title passes under our agreements for Ex-Works Factory when the customer picks up the goods at our facility, provided there is no clause in the agreement specifically stating that title passes at a later date, such as after the goods have been installed at the customer's location. Title passes under our agreements for CIP when the goods have been delivered to the carrier, provided that there is no clause in the agreement specifically stating that title passes at a later date, such as after the goods have been installed at the customer's location.
Each sales contract is contractually bound by either a purchase order or purchase and sale agreement, which describes both the method of shipment and method by which we are contractually required to inform the customer that the goods are available at our premises for Ex-Works Factory deliveries.
A majority of our contracts are supported by a purchase order generated by and received from our customers. In these instances, the shipping terms of Ex-Works Factory or CIP will generally appear in a designated space on the face of the purchase order. Below is a sample of relevant Ex-Works and CIP shipping clauses:
"Delivery Terms: Ex-Works, Bedford, MA"

"SHIPMENT: CIP
C.I.P Term:
The Seller shall ship the goods within the shipment time from the port of shipment to the port of destination. Both trans-shipment and partial-shipments are allowed. Seller shall inform Buyer in writing to notify the dated of shipment, Seller shall obtain Buyer's confirmation before Seller ship out the goods."

Comment No. 4

You responded that there are instances when the contract specifically defines when title passes from the company to the customer regardless of the shipping terms. Please explain whether title ever passes prior to the time it would have passed under the shipping terms. If so, please explain further the terms of the contracts allowing for earlier passage of title and how you determined that it was appropriate to record revenue at the earlier date.

Response to Comment No. 4

There are no instances where title passes prior to the time it would have passed under the stated shipping terms. When the Company stated that “there are instances when the contract specifically defines when title passes from the Company to the customer,” it was referring to those instances in which the arrangement with the customer includes future obligations or customer acceptance, in which case revenue is not recognized until a later date when those obligations are met or customer acceptance has been achieved.

* * * * *
In connection with the Company's responses contained in this letter, the Company acknowledges

Securities and Exchange Commission
November 30, 2011

that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 275-6000.
Sincerely,

/s/ Robert S. Lieberman

Robert S. Lieberman
Chief Financial Officer